UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

APPLIED THERAPEUTICS, INC.

(Name of Subject Company)

APPLIED THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03828A101

(CUSIP Number of Class of Securities)

Les Funtleyder

Interim Chief Executive Officer and Chief Financial Officer

Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, NY 10017

(212) 220-9226

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Sarah H. Young, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Applied Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025, as amended on January 28, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of the contingent value rights agreement (the “CVR Agreement”) by and between Parent and Equiniti Trust Company, LLC (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 29, 2025, as amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person

“Item 2. Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the subsection entitled “Tender Offer” as follows:

“On January 29, 2026, Purchaser announced an additional extension of the expiration of the Offer until one minute following 11:59 p.m., Eastern time, on January 29, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer, as extended was previously scheduled to expire at one minute following 11:59 p.m., Eastern time, on January 28, 2026. Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.”

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8 of the Schedule 14D-9:

“Extension of the Offer.

On January 29, 2026, Purchaser announced an extension of the expiration of the Offer until one minute following 11:59 p.m., Eastern time, on January 29, 2026, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement.

Equiniti Trust Company, LLC, the depositary for the Offer has advised Purchaser that, as of one minute following 11:59 p.m., Eastern time, on January 28, 2026, approximately 68,353,893 Shares (which include 2,693,496 Shares subject to guaranteed delivery) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 44.32% of the outstanding Shares.

On January 29, 2026, the Company issued a press release and letter to stockholders. The full text of the press release and letter to stockholders is attached hereto and filed as Exhibit (a)(5)(G) to the Schedule 14D-9 and incorporated herein by reference.

Parent and Purchaser expect the Offer will be consummated promptly following the expiration of the Offer (as hereby extended), subject to the satisfaction of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(G)*	Press Release and Letter to Stockholders, issued by the Company, dated January 29, 2026.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2026	APPLIED THERAPEUTICS, INC.

	By:	/s/ Les Funtleyder
	Name:	Les Funtleyder
	Title:	Interim Chief Executive Officer and Chief Financial Officer